OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response	15

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LODGIAN, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

54021P 20 5

(CUSIP Number)

T. Christopher Pledger

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 54021P 20 5

1.	Name of Reporting Person Key Colony Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,981,453
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,981,453

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,981,453
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of class represented by amount in Row (11) 13.57%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 54021P 20 5

1.	Name of Reporting Person Key Colony Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,981,453
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,981,453

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,981,453
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of class represented by amount in Row (11) 13.57%
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 54021P 20 5

1.	Name of Reporting Person Lieblong & Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of class represented by amount in Row (11) 0.04%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 54021P 20 5

1.	Name of Reporting Person Alex R. Lieblong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,000
8. Shared Voting Power 2,981,453
9. Sole Dispositive Power 7,000
10. Shared Dispositive Power 2,981,453

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,988,453
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of class represented by amount in Row (11) 13.60%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 54021P 20 5

1.	Name of Reporting Person Michael J. Grondahl
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,000
8. Shared Voting Power 0
9. Sole Dispositive Power 8,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of class represented by amount in Row (11) 0.04%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed by Key Colony Fund, L.P. (“Key Colony Fund”), Key Colony Management, LLC (“Key Colony Management”), Lieblong & Associates, Inc. (“Lieblong & Associates”), Alex R. Lieblong (“Mr. Lieblong”) and Michael J. Grondahl (“Mr. Grondahl” and, together with Key Colony Fund, Key Colony Management, Lieblong & Associates, and Mr. Lieblong, the “Reporting Persons”) to update and amend the initial statement of Schedule 13D filed by the Reporting Persons on August 19, 2005, as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Persons on January 6, 2006. The purpose of this Amendment No. 2 is to amend the ownership reports of the Reporting Persons.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 relates to the Common Stock, par value $.01 per share (the “Common Stock”) of Lodgian, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	This statement is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	The principal business address of each of the Reporting Persons is 10825 Financial Centre Parkway, Suite 100, Little Rock, AR 72211.

(c)	Key Colony Fund is a limited partnership organized under the laws of the State of Delaware and is a private investment partnership.

Key Colony Management is a limited liability company organized under the laws of the State of Arkansas and its principal business is to serve as the general partner of Key Colony Fund.

Lieblong & Associates is a corporation organized under the laws of the State of Arkansas and is a broker-dealer registered under Section 15 of the Exchange Act.

Alex R. Lieblong and Michael J. Grondahl are United States citizens. Alex R. Lieblong is the managing member of Key Colony Management and a shareholder, director and officer of Lieblong & Associates and has voting and investment power with respect to shares of Common Stock held by each entity. Michael J. Grondahl is associated with Key Colony Fund.

The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Common Stock covered by this statement.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Messrs. Lieblong and Grondahl are citizens of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchase of the Issuer’s securities was the available cash resources of Key Colony Fund, Lieblong & Associates, Alex R. Lieblong and Michael J. Grondahl. The aggregate funds used by these Reporting Persons to make the purchases were $31,123,433.70 as of June 27, 2008.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Issuer’s Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of Common Stock, proposing changes in the Issuer’s operations, governance or capitalization, seeking representation on the board of directors of the Issuer, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in public market or privately negotiated transactions.

The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) (b)	Set forth below is the beneficial ownership of shares of Common Stock of the Issuer as of June 27, 2008, the date of the event which requires filing of this statement, for each person named in Item 2.

Key Colony Fund is the beneficial owner of 2,981,453 shares of Common Stock (the “Key Colony Shares”), representing approximately 13.57% of the Issuer’s outstanding Common Stock. The Key Colony Shares are also reported as beneficially owned by Key Colony Management, as the general partner of Key Colony Fund, and by Alex R. Lieblong, as the managing member of Key Colony Management. By reason of these relationships, each of Key Colony Fund, Key Colony Management and Mr. Lieblong are reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, the Key Colony Shares.

Lieblong & Associates is the beneficial owner of 8,500 shares of Common Stock (the “Lieblong & Associates Shares”), representing approximately 0.04% of the Issuer’s outstanding Common Stock. The Lieblong & Associates Shares are also reported as beneficially owned by Alex R. Lieblong, as a shareholder, director and officer of Lieblong & Associates. By reason of this relationship, each of Lieblong & Associates and Mr. Lieblong are reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, the Lieblong Associates Shares.

Alex R. Lieblong directly owns 7,000 shares of Common Stock, representing approximately 0.03% of the Issuer’s outstanding Common Stock.

Mr. Grondahl directly owns 8,000 shares of Common Stock, representing approximately 0.04% of the Issuer’s outstanding Common Stock.

All percentages set forth in this statement are based on 21,975,877 shares of Common Stock reported in the Issuer’s Form 10-Q for the period ended March 31, 2008.

(c)	Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last sixty days* are as follows:

KEY COLONY FUND, L.P.

DATE	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
5/16/2008	Market Purchase	8,947	$9.2164
5/19/2008	Market Purchase	9,600	$9.0207
5/20/2008	Market Purchase	11,300	$8.80
5/21/2008	Market Purchase	5,106	$8.72
5/22/2008	Market Purchase	5,000	$8.60
5/28/2008	Market Purchase	4,800	$9.10
6/27/2008	Market Purchase	8,700	$7.77

*	The listed transactions occurred either on June 27, 2008, the date of the event which requires filing of this statement, or during the sixty days prior to such date.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer’s Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A. Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2009	KEY COLONY FUND, L.P.

	By:	Key Colony Management, LLC, general partner

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	Managing Member

KEY COLONY MANAGEMENT, LLC

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	Managing Member

LIEBLONG & ASSOCIATES, INC.

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	President

/s/ Alex R. Lieblong
ALEX R. LIEBLONG

/s/ Michael J. Grondahl
MICHAEL J. GRONDAHL

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Lodgian, Inc. is being filed on behalf of each of the undersigned.

Dated: January 16, 2009	KEY COLONY FUND, L.P.

	By:	Key Colony Management, LLC,
general partner

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	Managing Member

KEY COLONY MANAGEMENT, LLC

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	Managing Member

LIEBLONG & ASSOCIATES, INC.

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	President

/s/ Alex R. Lieblong
ALEX R. LIEBLONG

/s/ Michael J. Grondahl
MICHAEL J. GRONDAHL